

July 28, 2023

Someit Sidhu, M.D.
Chief Executive Officer
Zura Bio Limited
4225 Executive Square, Suite 600
La Jolla, CA 92037

> **Re: Zura Bio Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 21, 2023**
> **File No. 333-272628**

Dear Someit Sidhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Please revise the cover page heading to quantify the number of each type of security being registered. Ensure that this revision includes:
   • the number of Class A Ordinary Shares;
   • the number of Warrants;
   • the number of Prefunded Warrants;
   • the number of Class A Ordinary Shares underlying the Warrants;
   • the number of Class A Ordinary Shares underlying the Prefunded Warrants.
   In this regard, we note from the filing fee table that you are registering the resale of 3,782,000 Class A Ordinary Shares underlying 3,782,000 pre-funded warrants to purchase

Class A Ordinary Shares, and the resale of 3,782,000 Pre-Funded Warrants, neither of which appears to be included in your cover page heading, and with respect to the resale of the Pre-Funded Warrants your other disclosure. Please revise as appropriate.

2.   We note your response to comment 2 and re-issue in part. As your warrants are out of the money, and, as you disclose on the cover page, "it is unlikely that the Private Placement Warrants or Public Warrants are exercised unless the trading price of ordinary shares increases to above the exercise price[,]" please describe on the cover page the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand. To the extent not already included, please ensure this disclosure is also included in the prospectus summary, risk factors, MD&A, and use of proceeds sections.

If certain holders of our Class A Ordinary Shares sell a significant portion of their securities, it may negatively impact..., page 57

3.   We note your response to comment 4 and re-issue in part. Please disclose what percentage the securities being registered for resale represent of the total number of shares outstanding.

General

4.   We note your response to comment 8 and re-issue in part. Please revise your prospectus to:
   • disclose that while the sponsor, private placement investors, PIPE investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price;
   • disclose the potential profit the selling securityholders will earn based on the current trading price; and
   • include appropriate risk factor disclosure about these aforementioned subjects.

   Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso, Esq.